FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Relevant information dated December 27, 2004, entitled, “Banco Santander Santiago Announces New Capital Requirements From the Chilean Superintendency of Banks.”

www.santandersantiago.cl

BANCO SANTANDER SANTIAGO ANNOUNCES

NEW CAPITAL REQUIREMENTS FROM THE CHILEAN

SUPERINTENDENCY OF BANKS

Santiago, Chile, December 27, 20041-. Banco Santander Santiago (NYSE: SAN) announced new capital requirements from the Chilean Superintendency of Banks (SBIF).

As a result of the merger between Banco Santander Chile and Banco Santiago, back in 2002, the Chilean Superintendency of Banks established a minimum Total Capital Ratio of 12%.

The SBIF, considering that the merger process has been concluded, changes in loan market share and the solvency and management evaluation of Banco Santander Santiago done by the regulator, the SBIF decided to lower the total capital requirements or BIS ratio from 12% to 11%, starting January 1, 2005.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
562-320-8505	562-320-8284	562-647-6474

[1]	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

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INSTITUTIONAL BACKGROUND

As per the latest public records published by the Superintendency of Banks (SBIF) for September 2004, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 351 branches and 1,050 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard & Poor’s, A- by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Grupo Santander

Grupo Santander (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization as of December 31, 2003. Founded in 1857, it has forged important business initiatives, including a 15-year old alliance with The Royal Bank of Scotland, ownership of the third largest banking group in Portugal and a leading consumer finance franchise in Germany, Italy and seven other European countries.

Grupo Santander maintains a leading position in Latin America, with 4,052 offices in ten countries, serving more than 12 million individual clients and approximately half a million small and medium-sized companies, managing US$115 billion in business (on & off-balance sheet). In 2003, Santander recorded $1.49 billion in net attributable income in Latin America, a 14.3% increase.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: January 5, 2005	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel